Consolidated Financial Statements

Corus Entertainment Inc.
August 31, 2002, 2001 and 2000

AUDITORS’ REPORT

To the Shareholders of

Corus Entertainment Inc.

We have audited the consolidated balance sheets of Corus Entertainment Inc. as at August 31, 2002 and 2001 and the consolidated statements of income (loss), retained earnings (deficit) and cash flows for each of the years in the three-year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2[b] to the consolidated financial statements, in 2002 the Company changed its method of accounting for film investments, earnings per share and goodwill and other intangible assets.

Toronto, Canada, October 17, 2002.	Chartered Accountants

Corus Entertainment Inc.

CONSOLIDATED BALANCE SHEETS

As at August 31

	2002	2001
[thousands of Canadian dollars]	$	$

		[restated-
		note 2[b]]
ASSETS [note 15]
Current
Cash and cash equivalents	20,467	—
Accounts receivable [notes 6 and 28]	166,650	175,009
Prepaid expenses and other	9,850	13,995
Inventories [note 7]	4,230	24,731
Program and film rights	50,332	48,753

Total current assets	251,529	262,488

Tax credits receivable	30,332	30,995
Investments and other assets [notes 4 and 8]	84,755	319,754
Capital assets [note 9]	100,841	104,944
Program and film rights	15,645	14,329
Film investments [note 10]	140,601	146,583
Deferred charges [note 11]	37,486	36,947
Broadcast licenses and other intangibles [note 12]	482,594	421,139
Goodwill [note 12]	781,373	932,632

	1,925,156	2,269,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank overdraft	—	6,536
Accounts payable and accrued liabilities [notes 13 and 28]	178,277	140,302
Income taxes payable	5,748	25,736
Future tax liability [note 18]	2,248	10,687
Securitized borrowing [note 14]	—	89,500
Current portion of long-term debt [note 15]	2,391	6,382

Total current liabilities	188,664	279,143

Long-term debt [note 15]	646,614	614,419
Deferred credits [note 16]	76,631	56,244
Future tax liability [note 18]	150,177	150,942
Other long term liabilities	6,610	—
Minority interest	5,445	1,456

Total liabilities	1,074,141	1,102,204

Shareholders’ equity
Share capital [note 17]	881,415	882,516
Retained earnings (deficit)	(31,886)	284,151
Cumulative translation adjustment	1,486	940

Total shareholders’ equity	851,015	1,167,607

	1,925,156	2,269,811

Commitments [notes 15, 17 and 27]

See accompanying notes

On behalf of the Board:

John M. Cassaday Director	Heather A. Shaw Director

Corus Entertainment Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

Years ended August 31

	2002	2001	2000
[thousands of Canadian dollars except per share amounts]	$	$	$

	[restated - note 2[b]]
Revenues [notes 26 and 28]	652,784	556,825	229,230
Operating, general and administrative expenses [notes 27 and 28]	536,288	432,909	163,694

Operating income before the following	116,496	123,916	65,536
Depreciation [note 9]	25,858	19,960	8,995
Amortization [notes 11 and 12]	8,006	45,958	13,383
Interest on long-term debt [note 15]	57,731	47,328	30,445
Gain on sale of investments [note 4]	(18,172)	(103,125)	(197,679)
Other income	(68)	(10,546)	(9,454)
Restructuring charges [note 20]	22,089	—	—
Hedge transaction loss [note 15[b]]	17,636	—	—
Asset write-downs [note 21]	15,240	1,530	—
Goodwill and intangible impairment loss [note 12]	162,772	—	—

Income (loss) before income taxes	(174,596)	122,811	219,846
Income tax expense (recovery) [note 18]	(5,146)	(3,093)	65,770

Income (loss) before equity earnings from investees and minority interest	(169,450)	125,904	154,076
Equity earnings from investees	5,063	2,585	2,108
Minority interest	(1,650)	(322)	(200)

Net income (loss) for the year	(166,037)	128,167	155,984
Retained earnings, beginning of year [note 2[b]]	284,151	155,984	—
Adjustment for change in accounting policy [note 2[b][iii]]	(150,000)	—	—

Retained earnings (deficit), end of year	(31,886)	284,151	155,984

Earnings (loss) per share
Basic	$(3.90)	$3.09	$4.67
Diluted — restated [note 2[b][iii]]	$(3.90)	$3.06	$4.61

Weighted average number of shares outstanding [in thousands]
Basic	42,621	41,539	33,379
Diluted — restated [note 2[b]]	42,621	41,819	33,870

See accompanying notes

Corus Entertainment Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31

	2002	2001	2000
[thousands of Canadian dollars except per share amounts]	$	$	$

	[restated - note 2[b]]
OPERATING ACTIVITIES
Net income (loss) for the year	(166,037)	128,167	155,984
Add (deduct) non-cash items
Depreciation	25,858	19,960	8,995
Amortization of broadcast licenses and goodwill [note 12]	—	42,429	11,431
Amortization of program and film rights and film investments	222,564	122,803	21,141
Other amortization	8,006	3,529	1,952
Future income taxes	(34,949)	(54,341)	54,171
Gain on sale of investments	(18,172)	(103,125)	(197,679)
Equity earnings from investees	(5,063)	(2,585)	(2,108)
Hedge transaction loss	17,636	—	—
Asset write-downs	15,240	1,530	—
Goodwill and intangible impairment loss	162,772	—	—
Minority interest	1,650	322	200
Other	298	467	217

Cash flow derived from operations	229,803	159,156	54,304
Net change in non-cash working capital balances related to operations [note 24]	21,843	(13,828)	19,747
Other	2,020	4,876	—

Cash provided by operating activities	253,666	150,204	74,051

INVESTING ACTIVITIES
Additions to capital assets [note 24[iii]]	(27,927)	(37,045)	(9,975)
Net proceeds from sale of investments	134,827	2,273	654,094
Net proceeds from business divestitures [note 4]	95,067	135,684	—
Business acquisitions, net of cash acquired [note 3]	(77,720)	(462,696)	(239,361)
Additions of investments	(40,747)	(283,382)	(63,654)
Payment of program and film rights	(96,734)	(63,937)	(32,241)
Additions to film investments	(132,512)	(95,628)	—
Additions to deferred charges	(26,278)	(13,022)	(8,907)
Other	(7,065)	3,288	697

Cash provided by (used in) investing activities	(179,089)	(814,465)	300,653

FINANCING ACTIVITIES
Increase (decrease) in bank overdraft	(6,536)	6,536	—
Increase (decrease) in revolving loans	(247,551)	308,829	—
Decrease in reducing term loans	(310,097)	(3,000)	(2,617)
Increase in senior subordinated notes [note 15[b]]	604,000	—	—
Increase (decrease) in securitized borrowing [note 14]	(89,500)	89,500	—
Decrease in other long-term debt	(3,325)	(110,752)	—
Issuance of shares	944	800	—
Other	(2,045)	—	—

Cash provided by (used in) financing activities	(54,110)	291,913	(2,617)

Net increase (decrease) in cash and cash equivalents during the year	20,467	(372,348)	372,087
Cash and cash equivalents, beginning of year	—	372,348	261

Cash and cash equivalents, end of year	20,467	—	372,348

Cash flow from operations per share [note 2[a]]
Basic	$5.39	$3.83	$1.63
Diluted — restated [note 2[b]]	$5.39	$3.81	$1.60

Supplemental cash flow disclosures [note 24]
See accompanying notes

1. BASIS OF PRESENTATION

Corus Entertainment Inc. [“Corus” or the “Company”] is a diversified Canadian communications and entertainment company. The Company is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto and New York Stock Exchanges.

2[a]. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The effects of differences between the application of Canadian and U.S. GAAP on the consolidated financial statements of the Company are described in note 25.

Basis of consolidation

The consolidated financial statements include the accounts of Corus and all of its subsidiaries, all of which are wholly-owned except for Country Music Television Ltd. [80% interest] and Telelatino Network Inc. [50.5% interest]. Intercompany transactions and balances have been eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

Radio, specialty television and other media advertising revenues are recognized in the period in which the advertising is aired under broadcast contracts.

Affiliate subscriber fee revenues are recognized to the extent that the service has been made available under distribution contracts.

Revenue from distribution and the licensing of proprietary exploitation rights for network television, syndicated television, pay cable television feature films and home video is recognized when all of the following conditions are met: [i] persuasive evidence of a sale or licensing arrangement with a customer exists; [ii] the film is complete and is available for immediate and unconditional delivery; [iii] the license period of the arrangement has begun; [iv] the arrangement fee is fixed or determinable; and [v] collection of the arrangement fee is reasonably assured.

Revenue from merchandise licensing contracts, publishing and other royalties, which may provide for non-refundable advances, is recognized when the license period has commenced and collection is reasonably assured.

Revenue from the sale of books is recognized at the time of shipment, net of an estimated provision for returns. Revenue from the sale of subsidiary book rights, when determinable, is recorded on an accrual basis. When amounts are not determinable, amounts are recorded on receipt of funds. Grants for specific projects are recognized as revenue when awarded.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with maturities of less than three months when purchased.

Inventories

Inventories consist of books and are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. Cost includes the cost of materials, labour and applicable overhead.

Investments

Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures and partnerships which the Company jointly controls are accounted for using the proportionate consolidation method of accounting. Other investments are recorded at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Acquisitions subject to the Canadian Radio-television and Telecommunications Commission [“CRTC”] approval are recorded at cost until approval is received and then accounted for according to the nature of the investment made.

Capital assets

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Asset	Estimated useful life

Broadcasting head-end equipment	10 years
Production equipment	5 years
Leasehold improvements	lease term
Buildings	20-40 years
Computer equipment	3 years
Furniture and fixtures	7 years
Other	4-10 years

Program and film rights

Program and film rights represent contract rights acquired from third parties to broadcast television programs and feature films. The assets and liabilities related to these rights are recorded when the cost of the rights is known or reasonably determinable, the program material is accepted by the Company in accordance with the license agreement and the material is available to the Company for airing. These costs are amortized over the contracted exhibition period as the programs or feature films are aired. Program and film rights are carried at the lower of cost less accumulated amortization and net recoverable amount.

Amortization of program and film rights is included in operating, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Film investments

Film investments represent the costs of projects in development, projects in process and the unamortized costs of proprietary films and television programs which have been produced by the Company or for which the Company has acquired distribution rights. Such costs include development and production expenditures, attributable studio and other costs which are expected to benefit future periods.

As more fully described in note 2[b], the Company has retroactively changed its policy in respect of accounting for film investments with the adoption of Statement of Position 00-2, “Accounting by Producers or Distributors of Films” [“SOP 00-2”].

The individual-film-forecast-computation method is used to determine amortization. The capitalized costs and the estimated total costs of participations and residuals, net of anticipated federal and provincial program contributions, production tax credits and co-producers’ shares of production costs, are charged to amortization expense on a series or program basis in the ratio that current period revenue bears to management’s estimate of total gross revenue [“ultimate revenue”] to be realized from the series or program. Ultimate revenue is projected for periods not exceeding ten years from the date of delivery or acquisition. For episodic television series, the adoption of SOP 00-2 requires that ultimate revenue includes estimates of revenue over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. Estimates of gross revenue can change significantly due to the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted. Such adjustments could have a material effect on the results of operations in future periods.

Film and television program costs are stated at the lower of unamortized cost or estimated net realizable value as determined on a series or program basis. Revenue and cost forecasts for each production are evaluated quarterly in connection with a comprehensive review of the Company’s inventory of audio-visual products. Estimated losses, if any, are then provided for.

The Company reviews the status of projects in development quarterly. If, in the opinion of management, any such projects will not progress toward production, the accumulated costs are charged to operating expenses. Projects are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

Amortization of film investments is included in operating, general and administrative expenses.

Deferred charges

Financing costs and credit facility arrangements are amortized to income on a straight-line basis over the term of the debt facility.

Start-up costs for the preparation of new applications to the CRTC are deferred prior to approval by the CRTC. The costs associated with unsuccessful applications are expensed. Start-up costs for licenses of successful applications which are awarded by the CRTC are capitalized from the date they are awarded to the date revenue is generated for the service. Start-up costs are amortized over a period which reflects their expected future benefit, not exceeding the term of the licenses.

Advertising and promotion costs incurred for reformatting of radio, specialty and pay television stations are deferred and amortized on a straight-line basis over a period which reflects their expected future benefit, not exceeding three years. Costs assessed as having no future benefit are written off.

Broadcast licenses, other intangible assets and goodwill

The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Prior to September 1, 2001, amounts allocated to broadcast licenses and goodwill were amortized on a straight-line basis over twenty to forty years.

Effective September 1, 2001, the Company adopted the non-amortization impairment approach in accounting for goodwill and other indefinite life intangible assets [note 2[b]]. The Company reviews the valuation and amortization period of goodwill whenever events or changes in circumstances warrant such a review.

Government financing and assistance

The Company has access to several government programs that are designed to assist film and television production in Canada. Funding from certain programs provides a supplement to a series’ Canadian license fees and is recorded as revenue when cash has been received. Government assistance with respect to federal and provincial production tax credits is recorded as a reduction of film investments when eligible expenditures are made and there is reasonable assurance of realization. Assistance in connection with equity investments is recorded as a reduction in film investments.

Government grants for specific publishing projects are recorded as revenue when awarded.

Deferred credits

Deferred credits include: [i] a provision for contributions to Canadian broadcasting initiatives that must be made by a purchaser of specialty television, pay television, and radio undertakings in accordance with CRTC policies [“CRTC benefits”] associated with acquiring radio and television businesses that will be drawn down when the Company makes eligible payments towards meeting the conditions of license; [ii] foreign exchange gains on translating long-term debt; and [iii] unearned revenue from the distribution and licensing of rights for feature films and television programs.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

Foreign currency translation

The assets and liabilities of the Company’s self-sustaining operations having a functional currency in U.S. dollars are translated into Canadian dollars using the exchange rate in effect at the consolidated balance sheet date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

For integrated foreign operations monetary items are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in income.

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating long-term debt are deferred and, except for hedged debt, are amortized on a straight-line basis over the remaining term of the debt.

Other exchange gains and losses are included in net income for the year.

Financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include interest rate and cross-currency exchange agreements. All such instruments are only used for risk management purposes. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge U.S. dollar denominated debt are deferred until maturity of the agreement at which time they are offset by the foreign currency hedge.

Stock-based compensation

No compensation expense is recognized for stock options granted under the Company’s Stock Option Plan. Consideration paid by employees and senior officers on the exercise of stock options is credited to share capital. Consideration paid by the Company under the Company’s Employee Share Purchase Plan is included in operating, general and administrative expenses.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method.

Basic and diluted cash flow from operations per share have been calculated using the cash flow derived from operations before the net change in non-cash working capital balances related to operations.

2[b]. ACCOUNTING CHANGES

2001
[thousands of Canadian dollars except per share amounts]	$

Operating, general and administrative expenses
As previously reported	427,688
Adjustment [i]	5,221

As restated	432,909

Amortization
As previously reported	45,761
Adjustment [i]	197

As restated	45,958

Income tax recovery
As previously reported	(2,283)
Adjustment [i]	(810)

As restated	(3,093)

Net income
As previously reported	132,775
As restated [i]	128,167

Retained earnings
As previously reported	288,759
Adjustment [i]	(4,608)

As restated	284,151

Basic earnings per share
As previously reported	$3.20
As restated [i] [ii]	$3.09

Diluted earnings per share
As previously reported	$3.14
As restated [i] [ii]	$3.06

None of the accounting changes had any effect on amounts previously reported for fiscal 2000, except for the adoption of a new standard related to earnings per share [ii], which had an immaterial impact on diluted earnings per share.

[i]	SOP 00-2

The Company retroactively adopted SOP 00-2, which provides guidance on U.S. GAAP to all producers or distributors that own or hold rights to distribute or exploit films.

The impact of the adoption of SOP 00-2 includes the following:

[a]	For episodic television series, the adoption of SOP 00-2 requires that ultimate revenue includes estimates of revenue over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. The impact of SOP 00-2 was to amortize the cost of film investments over a shorter number of years than was previously realized.

[b]	Projects in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. Prior to the adoption of SOP 00-2, development costs were charged to operations when in the opinion of management, such projects would not progress towards production which might give rise to a deferral of these costs in excess of three years.

Adoption of SOP 00-2 resulted in a retroactive adjustment to the allocation of the purchase price of the Nelvana Limited assets, which were acquired on November 14, 2000, of $8,252,000, representing a reduction of the film investments acquired. Consequently, future tax liability has been decreased by $3,301,000 and goodwill has been increased by $4,951,000. The consolidated balance sheet at August 31, 2001 has been restated to reflect these allocations.

[ii]	Earnings per share

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3500, “Earnings per share”. Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the “if-converted” method. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these consolidated financial statements.

[iii]	Business combinations, goodwill and other intangible assets

Effective September 1, 2001, the Company adopted retroactively the CICA’s standards on Business Combinations [CICA Section 1581], and Goodwill and Other Intangible Assets [CICA Section 3062]. CICA Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. CICA Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach; thus, amortization of goodwill, including goodwill recorded in past business combinations, has ceased upon adoption of these standards. Goodwill and other intangibles will be tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

The Company evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill as at September 1, 2001 was appropriate under the new recommendations. In the first quarter, management tested the amounts allocated to broadcast licenses and concluded that no provisions for impairment were required. In the second quarter, management tested the amounts allocated to goodwill and, as a result, the Company recorded a non-cash charge for goodwill impairment in the Content division of approximately $150,000,000 of which a portion related to the recently disposed Klutz business. Such charge is non-operational in nature and is reflected as an adjustment to retained earnings as at September 1, 2001. See also note 12.

Adjusted earnings per share before amortization of broadcast licenses and goodwill for the year ended August 31, 2001 were $3.98 basic [$3.95 diluted].

[iv]	Goodwill and broadcast license reclassification

During fiscal 2002, as part of the Company’s analysis in the application of the new non-amortization impairment approach for broadcast licenses and goodwill adopted September 1, 2001, a retroactive reclassification was made from broadcast licenses to goodwill resulting in a net reclassification of $18,995 as at August 31, 2001. This reclassification was made to ensure a consistent approach was taken in the allocation of fair value to net identifiable intangible assets acquired. This reclassification has no impact on future income taxes and no impact on previously reported net income.

3.     BUSINESS COMBINATIONS

In fiscal 2002 and 2001, the Company completed a number of acquisitions which are summarized below:

Transactions completed in fiscal 2002:

	Telelatino	WTN	Other
[thousands of Canadian dollars	[a]	[b]	[c],[d]	Total
except for percentages]	$	$	$	$

Effective date acquired	Nov. 2001	Nov. 2001
Percentage acquired	50.5%	100%	100%
Cash, including transaction costs, net of cash acquired
- Fiscal 2002	7,480	55,009	15,231	77,720
- Prior years	738	150,079	—	150,817

	8,218	205,088	15,231	228,537
Non-cash consideration	—	—	8,000	8,000
Integration and transaction costs, net of taxes	30	35	100	165

Total consideration after integration and transaction costs	8,248	205,123	23,331	236,702

Assigned value of assets and liabilities acquired
Capital assets	1,301	3,834	129	5,264
Program and film rights	412	4,990	—	5,402
Broadcast licenses	7,424	68,23	82,196	77,858
Goodwill	6,803	167,959	21,834	196,596
Non-cash working capital	(439)	1,721	83	1,365
Long-term debt	(146)	—	—	(146)
Deferred credits	(1,106)	(20,500)	(242)	(21,848)
Minority interest	(2,339)	—	—	(2,339)
Future tax liability	(2,277)	(21,119)	(669)	(24,065)

	9,633	205,123	23,331	238,087

Equity earnings of investee recorded in prior years	(1,385)	—	—	(1,385)

	8,248	205,123	23,331	236,702

[a]	Telelatino Network Inc. [“Telelatino"]

Effective November 16, 2001, Corus acquired shares that increased its total interest in Telelatino to 50.5% from 20% for cash consideration of $11,056,250. Telelatino operates TLN Television, a specialty ethnic channel that provides programming in Italian, Spanish and English. The results of operations are included in the Company’s consolidated financial statements from the date of acquisition.

[b]	Women’s Television Network [“WTN”]

Effective November 19, 2001, Corus acquired all of the outstanding shares of Lifestyle Television (1994) Limited, which operates WTN, a special television network [relaunched April 15, 2002 as “W Network"] focused on women’s programming, from Moffat Communications Ltd. [“Moffat"] for cash consideration of $205,000,000. During fiscal 2001, $150,000,000 was advanced to Moffat against the purchase price. The balance was paid upon completion of the transaction. The results of operations are included in the Company’s consolidated financial statements from the date of acquisition.

[c]	Tri-Co Broadcasting Limited

Effective January 4, 2002, Corus acquired all of the outstanding shares of Tri-Co Broadcasting Limited, a company that owns and operates three radio stations in Cornwall, Ontario for cash consideration of $4,250,000. The results of operations are included in the Company’s consolidated financial statements from the date of acquisition.

[d]	DMX Music Services

For accounting purposes, Corus recorded, effective March 1, 2002, the exchange of ownership interests in digital music subscription services to residential and commercial customers in Canada with DMX Music Inc. The transaction resulted in Corus acquiring the remaining 20% ownership of the existing Canadian residential subscription business in exchange for DMX Music Inc. gaining 100% ownership of the Canadian commercial business. Corus acquired assets with an assigned fair value of approximately $19,000,000 for which cash of approximately $11,000,000 was paid.

[e]	Pro forma information — unaudited

If the acquisitions and divestitures [note 4] completed during the year ended August 31, 2002 had occurred on September 1, 2001, the Company’s unaudited pro forma consolidated revenues, net loss and basic loss per share would have been $609,803,000, $170,844,000 and $4.10, respectively for the year ended August 31, 2002.

[f]	WIC Western International Communications Ltd. [“WIC”]

Included in integration costs related to the acquisition of WIC in fiscal 2000 is a provision of $26,489,000 for direct acquisition costs, workforce reductions and costs to exit certain activities identified at the time of acquisition. These costs are a result of the Company’s plans to consolidate facilities, restructure certain functions and integrate operating systems. The liabilities included $14,629,000 for direct acquisition costs, $7,760,000 for workforce reductions of management and certain sales, marketing, operations, programming and administrative staff, and $4,100,000 for lease terminations and office closures. The provision was included in tangible net liabilities of WIC. During the year ended August 31, 2002, the Company charged $6,117,000 [2001 — $5,627,000] against the liability. Consequently, at August 31, 2002, a balance of $954,000 remains in the acquisition accrual relating primarily to work reductions and lease termination costs which are expected to be substantially drawn down by the fourth quarter of fiscal 2003.

Transactions completed in fiscal 2001:

	Nelvana
	Limited	Metromedia	Other
[thousands of Canadian dollars	[a]	[b]	[c]	Total
except for share amounts and percentages]	$	$	$	$

Effective date acquired	Nov. 2000	Feb. 2001
Percentage acquired	100%	100%
Cash, including transaction costs, net of cash acquired
- Fiscal 2001	332,138	129,223	1,335	462,696
- Prior years	15,525	39,473	3,500	58,498
Class B Non-Voting Shares of the Company	211,022	—	—	211,022

	558,685	168,696	4,835	732,216
Integration and transaction costs, net of taxes	1,827	1,194	99	3,120

Total consideration after integration and transaction costs	560,512	169,890	4,934	735,336

Assigned value of assets and liabilities acquired
Capital assets	14,880	3,806	690	19,376
Tax credits receivable	27,003	—	—	27,003
Program and film rights	—	—	3,795	3,795
Film investments	112,077	—	—	112,077
Investments	30,203	—	—	30,203
Goodwill	449,200	162,673	809	612,682
Broadcast licenses	—	38,854	—	38,854
Non-cash working capital	59,154	5,397	869	65,420
Long-term debt	(93,957)	(21,582)	(1,229)	(116,768)
Deferred credits	(3,350)	(9,900)	—	(13,250)
Future tax liability	(34,698)	(9,358)	—	(44,056)

	560,512	169,890	4,934	735,336

Number of Class B Non-Voting Shares issued	5,047,532	—	—	5,047,532

[a]	Nelvana Limited

Nelvana Limited [“Nelvana”] is an international producer and distributor of children’s programming and products. At August 31, 2000, the Company owned an approximate 6.7% interest in Nelvana.

On November 14, 2000, Corus completed the take-up of the outstanding subordinate voting shares of Nelvana tendered to the offer for all Nelvana subordinate voting shares made by Corus and 1421711 Ontario Inc. on October 20, 2000. Upon completion of the offer, Corus and 1421711 Ontario Inc. owned 97.7% of Nelvana’s outstanding subordinate voting shares. Effective January 2, 2001, Corus completed the compulsory acquisition of the remaining 2.3% outstanding interest in Nelvana, resulting in Nelvana becoming a wholly-owned subsidiary of Corus. The acquisition was accounted for by the purchase method and the results of operations have been included in the Company’s consolidated financial statements commencing November 15, 2000.

On August 24, 2001, the CRTC granted Corus the right to acquire Nelvana’s 20% ownership in TELETOON Canada Inc. Accordingly, this investment has been accounted for at cost until CRTC approval on August 24, 2001 and has been accounted for on the equity basis thereafter.

Included in integration costs related to the acquisition of Nelvana is a provision of $2,978,000 for direct acquisition costs and workforce reductions identified at the time of acquisition. The workforce reductions are a result of the Company’s plans to consolidate head office related functions as Nelvana ceased to operate as a stand-alone public company. The liabilities included $237,000 for direct acquisition costs, $1,141,000 for penalties on debt extinguishments, and $1,600,000 for workforce reductions of management. During the year ended August 31, 2002, the Company charged $1,124,000 against the liability. Consequently, at August 31, 2002, a balance of $546,000 [2001 - $1,670,000] remains in the acquisition accrual relating primarily to work reductions which is expected to be substantially drawn down by the fourth quarter of fiscal 2003.

[b]	Metromedia CMR Broadcasting Inc. [“Metromedia”]

Metromedia operates six radio stations in Quebec. At August 31, 2000, the Company owned a 29.9% interest in Belcand Mount Royal Holdings Inc. [“Belcand"], the parent company of Metromedia.

Effective February 28, 2001, Corus acquired the remaining 70.1% of Belcand. Upon completion of the transaction, Belcand became a wholly-owned subsidiary of Corus. The acquisition was accounted for by the purchase method and the results of operations have been included in the Company’s consolidated financial statements from the date of acquisition.

Included in integration costs related to the acquisition of Metromedia is a provision of $1,609,000 for direct acquisition costs and workforce reductions identified at the time of acquisition. The workforce reductions are a result of the Company’s plans to consolidate facilities, restructure certain functions and integrate operating systems. The liabilities included $459,000 for direct acquisition costs and $1,150,000 for workforce reductions of management and certain sales, marketing, operations, programming and administrative staff. During the year ended August 31, 2002, the Company charged $1,008,000 [2001 — $370,000] against the liability. Consequently, at August 31, 2002, a balance of $231,000 remains in the acquisition accrual which is expected to be substantially drawn down by the fourth quarter of fiscal 2003.

[c]	Balmur Corus Music Inc. [“BCM”]

BCM is a music and television production business. At August 31, 2000, the Company owned a 50% interest in BCM.

Effective March 31, 2001, Corus acquired the remaining 50% of BCM for $3,725,000. Upon completion of the transaction, BCM became a wholly-owned subsidiary of Corus. The acquisition was accounted for by the purchase method and the results of operations have been included in the Company’s consolidated financial statements from the date of acquisition [note 21].

[d]	WIC Western International Communications Ltd. [“WIC”]

Included in integration costs related to the acquisition of WIC in fiscal 2000 is a provision of $26,489,000 for direct acquisition costs, workforce reductions and costs to exit certain activities identified at the time of acquisition. These costs are a result of the Company’s plans to consolidate facilities, restructure certain functions and integrate operating systems. The liabilities included $14,629,000 for direct acquisition costs, $7,760,000 for workforce reductions of management and certain sales, marketing, operations, programming and administrative staff, and $4,100,000 for lease terminations and office closures. The provision was included in tangible net liabilities of WIC. During the year ended August 31, 2001, the Company charged $5,627,000 [2000 — $13,791,000] against the liability. Consequently, at August 31, 2001, a balance of $7,071,000 remains in the acquisition accrual relating primarily to work reductions and lease termination costs which are expected to be substantially drawn down by the fourth quarter of fiscal 2003.

4. DIVESTITURES

[a]	Klutz

On April 8, 2002, Corus sold Klutz, its U.S. publishing business to Scholastic Inc. for approximately $68,000,000 [U.S.$43,000,000] in cash plus a three-year earn-out based on revenue resulting in a pre-tax gain of approximately $900,000. Additional consideration, once determinable, will be recorded as a gain on sale once earned.

[b]	Corus VC Ltd.

Effective May 31, 2002, Corus sold all of its outstanding shares in Corus VC Ltd., which operates the Viewer’s Choice Pay-Per-View Service, to Shaw Communications Inc. [“Shaw"] for consideration of $33,000,000. The transaction resulted in a pre-tax gain of approximately $3,000,000.

[c]	The Comedy Network Inc.

On October 11, 2001, Corus acquired an additional 14.95% interest in The Comedy Network Inc., increasing its total ownership interest to 29.9%. The specialty channel provides programming such as Canadian and foreign comedy series, comedy sketches, variety and human interest programs. On December 18, 2001, Corus disposed of its 29.9% interest to CTV Inc. for cash consideration of $36,000,000, resulting in a pre-tax gain of approximately $17,967,000. This investment was accounted for using the cost method throughout the period.

[d]	CHAU-TV

Effective February 28, 2001, Corus sold its Quebec conventional television station CHAU-TV for the base price of $7,000,000 plus other consideration and a working capital adjustment of approximately $1,800,000, resulting in a pre-tax gain of approximately $900,000.

[e]	The Family Channel Inc.

Effective May 30, 2001, Corus sold its 50% interest in The Family Channel Inc., held by a wholly-owned subsidiary, to Astral Media Inc., for $126,900,000, resulting in a pre-tax gain of approximately $102,000,000.

5. JOINT VENTURES

The following amounts, included in these consolidated financial statements, represent the Company’s proportionate share in joint ventures:

	2002	2001
[thousands of Canadian dollars]	$	$

Balance sheets
Assets	9,243	3,092
Liabilities	11,818	2,072
Shareholders’ equity (deficiency)	(2,575)	1,020

Statements of income
Revenues	2,385	—
Expenses	8,137	—
Net loss	(5,752)	—

Cash flows
Operating activities	(4,279)	—
Investing activities	(8,558)	(1,954)
Financing activities	12,837	1,954

6.     ACCOUNTS RECEIVABLE

	2002	2001
[thousands of Canadian dollars]	$	$

Trade	163,558	168,481
Receivable from co-venturers	—	2,442
Dividends receivable	—	1,632
GST receivable	337	1,602
Other	5,603	5,663

	169,498	179,820
Less allowance for doubtful accounts	2,848	4,811

	166,650	175,009

7.   INVENTORIES

	2002	2001
[thousands of Canadian dollars]	$	$

Raw materials	—	5,419
Finished goods	4,230	19,312

	4,230	24,731

8.   INVESTMENTS AND OTHER ASSETS

	2002	2001
[thousands of Canadian dollars]	$	$

Investments, at equity
Telelatino Network Inc. [20% interest until November 16, 2001 and 50.5% thereafter] [note 3]	—	2,027
TELETOON Canada Inc. [20% interest until August 24, 2001 and 40% thereafter] [note 3]	37,733	33,273
The Locomotion Channel/Locomotion Channel B.V. [i]	13,368	—
Investments, at cost
Women’s Television Network [note 3]	—	150,079
Astral Media Inc. [market value - 2002 - $7,654; 2001 - $99,027] [ii]	13,861	114,576
Other [note 28]	19,793	19,799

	84,755	319,754

[i] The Locomotion Channel/Locomotion Channel B.V.

On May 17, 2002, the Company acquired a 50% interest in The Locomotion Channel, an action-oriented animation pay television service for a maximum consideration of approximately $16,250,000 [U.S.$10,500,000] less a holdback in the event of certain economic changes that may impact revenue projections. Cash consideration of approximately $13,000,000 [U.S.$8,400,000] was paid during the third quarter of fiscal 2002. The investment was accounted for using the equity method from the date of acquisition.

[ii] Astral Media Inc.

During fiscal 2001, the Company, through a wholly-owned subsidiary, purchased 2,029,000 Class A non-voting shares and 145,600 Class B subordinate voting shares of Astral Media Inc. from Shaw for approximately $110,000,000. These shares have been pledged against the securitized borrowing as described in note 14.

On October 31, 2001, the Company, through a wholly-owned subsidiary, disposed of 1,000,000 Class A non-voting shares of Astral Media Inc. for $43,000,000, resulting in a pre-tax loss of approximately $4,700,000. These shares were pledged against a securitized borrowing that matured as described in note 14.

On April 2, 2002, the remaining 1,000,000 Class A non-voting shares pledged against the securitized borrowing were disposed of for $50,500,000, resulting in a pre-tax gain of approximately $2,250,000. The securitized borrowing was repaid in full upon sale of the shares. See also note 14.

9.     CAPITAL ASSETS

	2002			2001

			Accumulated			Accumulated
	Cost		depreciation	Cost		depreciation
[thousands of Canadian dollars]	$		$	$		$

Broadcasting head-end equipment	28,565		19,096	43,865		24,941
Production equipment	81,266		53,835	59,144		37,082
Leasehold improvements	29,418		11,648	23,229		9,743
Buildings	21,624		6,124	19,351		5,279
Computer equipment	33,792		20,785	19,092		11,434
Furniture and fixtures	23,972		14,994	27,834		16,313
Other	2,533		1,873	11,899		2,933

	221,170		128,355	204,414		107,725
Land	8,026		—	8,255		—

	229,196		128,355	212,669		107,725

Net book value		100,841			104,944

Depreciation provided in the accounts on capital assets amounted to $25,858,000 [2001 — $19,960,000; 2000 — $8,995,000].

10. FILM INVESTMENTS

	2002	2001
[thousands of Canadian dollars]	$	$

		[restated-
		note 2[b]]
Projects in development, net of advances	4,140	7,287
Projects in process	26,825	30,745
Completed projects and distribution rights	109,636	108,551

	140,601	146,583

During fiscal 2002, the Company reduced its investment in film and television programs by anticipated Federal and Ontario production tax credits amounting to $15,392,000 [2001 — $11,600,000].

The Company estimates that 60% of unamortized film costs, excluding acquired film libraries, will be amortized within three years from August 31, 2002. It is estimated that at least 80% will be amortized within five years.

The Company also generates revenue from productions which have been fully amortized in prior years and are not valued in the accounts.

11. DEFERRED CHARGES

	2002		2001

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
[thousands of Canadian dollars]	$	$	$	$

Financing costs and credit facility arrangement fees	27,925	4,786	9,932	2,392
Foreign exchange gains on translating long-term debt	—	—	16,288	—
Start-up costs of new specialty programming networks	12,796	6,858	9,133	2,550
Advertising and promotion costs for reformatting radio, specialty and pay television stations	11,366	3,140	6,481	151
Other	1,318	1,135	1,261	1,055

	53,405	15,919	43,095	6,148

	37,486		36,947

Amortization provided in the accounts on deferred charges amounted to $7,709,000 [2001 — $3,529,000; 2000 — $1,952,000].

12. BROADCAST LICENSES, OTHER INTANGIBLES AND GOODWILL

	2002		2001

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
[thousands of Canadian dollars]	$	$	$	$

			[restated - note 2[b]]
Broadcast licenses and other intangibles	531,155	48,561	469,896	48,757
Goodwill	815,053	33,680	966,579	33,947

	1,346,208	82,241	1,436,475	82,704

The changes in the carrying amounts of broadcast licenses, other intangibles and goodwill since August 31, 2001 are summarized as follows:

				Impairment	Amortization/
	2001	Additions	Disposals	losses	other	2002
[thousands of Canadian dollars]	$	$	$	$	$	$

	[restated -
	note 2[b]]
Broadcast licenses and other intangibles	421,139	87,687	(16,403)	(9,532)	(297)	482,594

Goodwill
Television	137,437	193,635	(8,722)	(3,240)	(55)	319,055
Radio	412,931	2,312	—	—	(263)	414,980
Content
- Production and distribution	241,093	—	—	(216,000)	(140)	24,953
- Branded consumer products	141,171	649	(35,435)	(84,000)	—	22,385

	932,632	196,596	(44,157)	(303,240)	(458)	781,373

In February 2002, total goodwill impairment loss of $150,000,000 was recognized upon adoption of CICA Section 3062 and reflected as an adjustment to retained earnings as at September 1, 2001. The total goodwill impairment loss was comprised of $66,000,000 related to the production and distribution business and $84,000,000 related to the branded consumer products business.

The Company has selected August 31 as the date it will perform its annual impairment test and has determined that there was a further impairment of goodwill during fiscal 2002 of $153,240,000 of which $150,000,000 related to the production and distribution business in the Content division and $3,240,000 related to the Television division. To determine the amount of the impairment, management used a fair value methodology based on market transaction multiples for comparable businesses applied to forecasted operating income used to evaluate the reporting units performance.

Amortization provided in the accounts on broadcast licenses, other intangibles and goodwill amounted to $297,000 [2001 — $42,429,000; 2000 — $11,431,000]. During 2002, amortization was provided on finite life intangibles.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
[thousands of Canadian dollars]	$	$

Trade	96,408	77,237
Program rights payable	34,943	34,141
Accrued interest	27,836	172
Restructuring	11,342	—
Acquisition and integration costs	1,883	10,182
Third party participation payments	3,922	5,632
GST payable	896	1,057
Other	1,047	11,881

	178,277	140,302

14. SECURITIZED BORROWING

During the third quarter of fiscal 2001, Corus entered into a borrowing arrangement with a financial institution for $89,500,000 which was collateralized by 2,000,000 Astral Media Inc. shares [“Astral shares”]. The borrowing was repaid in full on October 31, 2001 and a new borrowing arrangement was entered into for $44,750,000 which was collateralized by 1,000,000 Astral shares. The borrowing was repaid in full on April 30, 2002 [note 8].

15. LONG-TERM DEBT

	2002	2001
[thousands of Canadian dollars]	$	$

Bank loans [a]	61,558	614,518
Senior subordinated notes [b]	584,550	—
Other	2,897	6,283

	649,005	620,801
Less current portion	2,391	6,382

	646,614	614,419

[a]	Bank loans

The Company has a $25,000,000 revolving operating loan facility with interest rates and borrowing options, which are the same as those contained in the credit facilities described below.

A syndicate of banks has provided the Company with various credit facilities [the “facility”], which at August 31, 2002 amounted to $427,500,000, $277,500,000 of which is revolving on a reducing basis until repayment on August 31, 2006. As at August 31, 2002, $215,942,000 of the $277,500,000 facility was not utilized. The balance of the facility, $150,000,000, is a revolving credit facility expiring on April 29, 2003, but is extendible at the Company’s option for a further period of 364 days. As at August 31, 2002, the facility was undrawn. Funds are available to the Company in both Canadian and U.S. dollars. At August 31, 2002, the U.S. portion of the bank loans was $35,000,000 [Cdn.$54,558,000] [2001 — U.S.$147,000,000; Cdn.$228,000,000].

Interest rates on the balance of the bank loans fluctuate with the Canadian bankers’ acceptances and LIBOR and averaged 6.7% for the year ended August 31, 2002 [2001 — 6.8%].

At August 31, 2001, the Company had a non-revolving term loan outstanding of U.S.$147,000,000 [Cdn.$228,000,000 translated at the exchange rate at August 31, 2001] as well as a cross-currency interest rate agreement on the U.S. denominated debt to fix the interest at 11.4% and liability for interest and principal payments at Cdn.$212,000,000. During the year, the non-revolving term loan was repaid in full and the cross-currency interest rate agreement was unwound.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements. As well, unlimited guarantees are provided by certain subsidiaries. Under the credit facilities, the Company has undertaken to maintain certain financial covenants. The Company was in compliance with the covenants provided under the bank loans at August 31, 2002.

[b]	Senior subordinated notes

On March 7, 2002, Corus issued U.S.$375,000,000 aggregate principal amount of 8 3/4% Senior Subordinated Notes [the “Notes”] due 2012 at a price of 99.186% of their aggregate principal amount.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on the Notes. The agreements have resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at Cdn.$1.6107 or approximately Cdn.$604,000,000.

The net proceeds from this offering were used to repay existing indebtedness including the permanent repayment in full of the Company’s reducing term loans of Cdn.$294,000,000 due on August 31, 2007. Consequently, the Company unwound U.S.$147,000,000 of cross-currency interest rate swaps relating to the reducing term loan that had fixed the interest rate at 11.4% and liability for interest and principal payments at Cdn.$212,000,000, resulting in a non-cash hedge transaction loss of approximately $17,636,000.

Principal repayments on long-term debt in each of the next five years and thereafter are approximately as follows:

[thousands of Canadian dollars]	$

2003	2,391
2004	367
2005	—
2006	61,558
2007	—
Thereafter	584,689

649,005

16. DEFERRED CREDITS

	2002	2001
[thousands of Canadian dollars]	$	$

CRTC benefits	54,756	39,855
Foreign exchange gains on translating long-term debt	19,450	3,262
Unearned revenue from distribution and licensing of film rights	1,511	11,413
Other	914	1,714

	76,631	56,244

17.     SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A participating shares [“Class A Voting Shares”], Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

The Class A Preferred Shares are redeemable at any time at the demand of Corus and retractable at any time at the demand of a holder of a Class A Preferred Share for an amount equal to the consideration received by Corus at the time of issuance of such Class A Preferred Shares. Holders of Class A Preferred Shares are entitled to receive a non-cumulative dividend at such rate as Corus’ Board of Directors may determine on the redemption amount of the Class A Preferred Shares. Each of the Class 1 preferred shares, the Class 2 preferred shares, the Class A Voting Shares and the Class B Non-Voting Shares rank junior to and are subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Class A Preferred Shares in connection with the payment of dividends.

The Class 1 and 2 preferred shares are issuable in one or more series with attributes designated by the Board of Directors. The Class 1 preferred shares rank senior to the Class 2 preferred shares.

In the event of liquidation, dissolution or winding up of Corus or other distribution of assets of Corus for the purpose of winding up its affairs, the holders of Class A Preferred Shares are entitled to a payment in priority to all other classes of shares of Corus to the extent of the redemption amount of the Class A Preferred Shares, but will not be entitled to any surplus in excess of that amount. The remaining property and assets will be available for distribution to the holders of the Class A Voting Shares and Class B Non-Voting Shares which shall be paid or distributed equally, share for share, between the holders of the Class A Voting Shares and the Class B Non-Voting Shares, respectively without preference or distinction.

Issued and outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2000 are summarized as follows:

	Class A		Class B
	Voting		Non-Voting
[thousands of Canadian dollars	Shares		Shares		Total
except number of shares]	#	$	#	$	$

Balance, August 31, 2000	1,851,709	28,679	35,673,574	642,015	670,694
Conversion of Class A Voting to Class B Non-Voting Shares	(9,032)	(140)	9,032	140	—
Issuance of shares under Stock Option Plan	—	—	31,060	800	800
Issued on business acquisitions [note 3]	—	—	5,047,532	211,022	211,022

Balance, August 31, 2001	1,842,677	28,539	40,761,198	853,977	882,516
Conversion of Class A Voting to Class B Non-Voting Shares	(3,965)	(61)	3,965	61	—
Issuance of shares under Stock Option Plan	—	—	37,425	944	944
Executive stock purchase loans	—	—	—	(2,045)	(2,045)

Balance, August 31, 2002	1,838,712	28,478	40,802,588	852,937	881,415

Stock Option Plan

Under the Company’s Stock Option Plan [the “Plan”], the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the Plan is 2,852,670. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the options outstanding at August 31, 2002 and the changes since August 31, 2000 is presented as follows:

		Weighted
	Number of	average
	options	exercise price
	#	$

Outstanding, August 31, 2000	927,250	25.48
Granted	970,443	39.94
Exercised	(31,060)	25.73
Cancelled	(8,700)	35.61

Outstanding, August 31, 2001	1,857,933	32.98
Granted	927,742	30.14
Exercised	(37,425)	25.25
Cancelled	(129,212)	32.44

Outstanding, August 31, 2002	2,619,038	32.11

At August 31, 2002, the outstanding options consist of the following:

		Options outstanding		Options exercisable

		Range of	Weighted		Weighted
		exercise	average		average
		prices	exercise price		exercise price
Expiry date	#	$	$	#	$

2005	833,575	25.25 - 37.00	25.78	527,503	25.84
2006	891,663	34.50 - 44.00	40.02	183,496	40.10
2007	893,800	23.80 - 34.99	27.06	—	—

	2,619,038	23.80 - 44.00	32.11	710,999	29.52

On September 1, 2002, the Company granted a further 535,000 options for Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company subject to approval by the shareholders to the amendment of the Plan. These options are exercisable at $20.25 per share.

Dividends

The holders of Class A Voting and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Voting Shares, an additional dividend at a rate of $0.01 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Voting and Class B Non-Voting Shares participate equally, on a share-for-share basis, on all subsequent dividends declared.

Executive stock purchase loans

In October 2001, the Board of Directors of the Company authorized the granting of loans to certain of its executive officers in order to finance the acquisition of Class B Non-Voting Shares of the Company on the open market. During the year ended August 31, 2002, the Company made loans in an aggregate amount of $2,045,000 to certain qualifying executive officers. These loans are non-interest bearing and are secured by a promissory note and the relevant Class B Non-Voting Shares. Each loan has a ten-year term from December 1, 2001 with annual instalments of the greater of 10% of the original principal or 10% of the employee’s pre-tax bonus for the most recently completed financial year of the Company. At August 31, 2002, the market value of the shares held as collateral for the loans was $928,462.

18.	INCOME TAXES

[a]	Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liabilities and assets as at August 31 are as follows:

	2002	2001
[thousands of Canadian dollars]	$	$

		[restated -
		note 2[b]]
Future tax liability
Deferred charges deducted for tax purposes capitalized for accounting purposes	7,424	6,765
Capital cost allowance in excess of book depreciation	919	747
Deferred partnership income	3,468	5,642
Differences in tax and accounting cost bases for investments	46,384	45,968
Broadcast licenses and other intangibles	116,491	96,342
Purchase price equation differences	25,000	27,539
Other, net	10,136	3,216

Total future tax liability	209,822	186,219

Future tax asset
Book depreciation in excess of capital cost allowance	20,733	5,768
Employment obligations recognized on purchase equation	338	343
Loss carryforwards, net of valuation allowances	22,483	8,821
Deferred charges deducted for accounting purposes in excess of tax purposes	2,989	473
Differences in tax and accounting cost bases for investments	1,619	—
Revenue recognition differences between tax and accounting purposes	6,627	4,303
Purchase price equation differences	756	4,565
Other, net	1,852	317

Total future tax asset	57,397	24,590

Net future tax liability	152,425	161,629

[b]	Significant components of the income tax expense (recovery) attributable to operations are as follows:

	2002	2001	2000
[thousands of Canadian dollars]	$	$	$

Current tax expense	29,790	51,248	11,599
Future income tax expense (recovery) relating to origination and reversal of temporary differences	(8,522)	(15,474)	63,508
Future income tax recovery resulting from recognition of losses incurred in the year	(17,541)	(4,986)	(8,007)
Future income tax recovery resulting from tax rate changes	(160)	(42,258)	(2,032)
Other	(8,713)	8,377	702

Income tax expense (recovery)	(5,146)	(3,093)	65,770

[c]	The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

	2002		2001		2000

	Amount		Amount		Amount
[thousands of Canadian dollars]	$	%	$	%	$	%

Tax at combined federal and provincial rates	(68,185)	39.8	53,457	42.7	95,658	43.5
Differences from statutory rates relating to:
Amortization of goodwill	63,640	(37.2)	14,462	11.6	1,362	0.6
Non-taxable portion of net capital gains on sale of investments	(16,345)	9.5	(40,329)	(32.2)	(30,263)	(13.8)
Reduction in future income taxes resulting from statutory rate reduction	(160)	0.1	(42,258)	(33.8)	(2,032)	(0.9)
Reversal in current period of temporary differences originally recorded using long-term tax rates	8,451	(4.9)	2,658	2.1	—	—
Other	7,453	(4.3)	8,917	7.1	1,045	0.5

	(5,146)	3.0	(3,093)	(2.5)	65,770	29.9

[d]	The Company recognizes as a future tax asset the benefit of investment tax credits and capital loss carryforwards to the extent it is more likely than not that the benefit will be realized. At August 31, 2002, the Company has available loss carryforwards of approximately $76,500,000 which expire between 2003 and 2009. A future tax asset of $22,400,000 [2001 — $8,800,000] has been recognized in respect of these carryforwards, net of a valuation allowance of $5,000,000 [2001 — $2,000,000].

The available loss carryforwards will expire as follows:

[thousands of Canadian dollars]	$

2003	1,100,000
2004	1,700,000
2005	1,400,000
2006	4,400,000
2007	700,000
2008	4,100,000
2009	48,500,000
2021	4,500,000
2022	300,000
No expiration — capital losses	9,800,000

76,500,000

19. BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

[a]	Radio Broadcasting [“Radio”]

The Radio segment is comprised of 50 radio stations, subject to CRTC approval of the divestiture of two Oshawa radio stations [2001 — 49 radio stations], situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

[b]	Television

The Television segment includes interests in several specialty television networks, pay television and pay-per-view services, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising.

[c]	Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses.

[a]	Operating revenues and margin

	2002	2001	2000
[thousands of Canadian dollars]	$	$	$

Revenues
Radio	211,416	191,773	86,241
Television	284,684	228,693	142,989
Content — production and distribution	99,357	81,287	—
Content — branded consumer products	60,558	56,119	—
Eliminations	(3,231)	(1,047)	—

	652,784	556,825	229,230

Segment profit
Radio	52,853	48,063	26,700
Television	90,051	73,728	42,846
Content — production and distribution	(28,797)	8,509	—
Content — branded consumer products	7,843	3,616	—
Corporate	(4,871)	(9,461)	(4,010)
Eliminations	(583)	(539)	—

	116,496	123,916	65,536

For the year ended August 31, 2002, expenditures for the Corporate segment of $4,871,000 [2001 — $9,461,000; 2000 — $4,010,000] represent the incremental cost of corporate overhead that is not allocated to the operating segment.

During fiscal 2002, two customers accounted for approximately 25% and 8% of production and distribution revenues, respectively for the Content segment.

Gross revenues are derived from the following geographical sources by location of customer as follows:

	2002	2001	2000
	$	$	$

Canada	520,328	442,743	229,230
United States	87,166	75,277	—
International	45,290	38,805	—

	652,784	556,825	229,230

[b]	Segment assets

	2002	2001
[thousands of Canadian dollars]	$	$

Radio	334,209	344,170
Television	472,507	470,644
Content — production and distribution	271,252	292,566
Content — branded consumer products	14,519	45,734
Corporate	833,791	1,117,236
Eliminations	(1,122)	(539)

	1,925,156	2,269,811

[c]	Capital expenditures by segment

	2002	2001	2000
[thousands of Canadian dollars]	$	$	$

Radio	12,740	10,326	1,534
Television	5,213	20,040	6,396
Content — production and distribution	3,422	2,951	—
Content — branded consumer products	217	403	—
Corporate	6,335	7,379	2,045

	27,927	41,099	9,975

Capital assets and goodwill are located primarily within Canada.

20.     RESTRUCTURING CHARGES

Restructuring charges consist of the following:

				Provision
		Cumulative	Non-cash	balance as at
	Total	cash payments	charges	August 31, 2002
[thousands of Canadian dollars]	$	$	$	$

Workforce reduction [i]	15,986	8,692	—	7,294
Contract settlement and lease costs [ii]	5,396	1,609	—	3,787
Other [iii]	707	237	209	261

	22,089	10,538	209	11,342

In light of the current economic climate, the Company has taken steps to reduce debt and improve operating margins by streamlining operations and exiting activities not aligned with its core assets.

During 2002, the Company recorded restructuring charges of $22,089,000, which included the following:

[i] Workforce reduction charges of $15,986,000 relating to the cost of severance and benefits associated with approximately 410 job positions. Of the 410 positions, approximately 130, 150 and 130 were from the Radio, Television and Content divisions, respectively and included management, sales, marketing, operations, programming and administrative staff. As at August 31, 2002, the workforce reduction provision balance has been drawn down by cash payments totalling $8,692,000, resulting in an ending provision balance of $7,294,000. The remaining provision is expected to be substantially drawn down by the end of fiscal 2003.

[ii] Contract settlement costs of $5,396,000 relating to provisions for negotiated settlements to cancel programming contracts at the Radio division and future contractual obligations under operating leases for facilities that will no longer be required. As at August 31, 2002, the provision for contract settlement and lease costs has been drawn down by cash payments totalling $1,609,000, resulting in an ending provision balance of $3,787,000.

[iii] Other costs of $707,000 have been drawn down by cash payments totalling $237,000. The provision balance as at August 31, 2002 was $261,000.

21. ASSET WRITE-DOWNS

As part of the Company’s restructuring plan announced in the first quarter of 2002, management focused on exiting activities not aligned with its core assets. As a result, the following investments were either discontinued or disposed of subsequent to the year end. The carrying values of these investments were written down at August 31, 2002 as follows:

[thousands of Canadian dollars]	$

Local Media Internet Venture	6,869
Balmur Corus Music Inc.	4,000
Liberty Digital Inc.	2,171
Other	2,200

15,240

22. FINANCIAL INSTRUMENTS

Fair values

The fair values of financial instruments have been determined as follows:

[i]	Current assets and current liabilities

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

[ii]	Investments and other assets

[a]	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments.

[b]	The fair value of other investments in this category is not determinable.

[iii]	Long-term debt

The carrying value of the Company’s bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on U.S. bank base and LIBOR rates.

[iv]	Derivative financial instruments

The fair value of cross-currency interest rate and securitized borrowing agreements is based on quotations by the counterparties to the agreements.

The estimated fair values of derivative financial instruments are as follows:

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
[thousands of Canadian dollars]	$	$	$	$

Cross-currency interest rate agreements	—	(11,318)	—	(5,067)
Securitized borrowing agreements	—	—	(89,500)	(90,000)

	—	(11,318)	(89,500)	(95,067)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risks and concentration

Credit risks associated with interest rate and cross-currency exchange agreements arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable resulting from advertising and affiliate subscriber fee revenues are not subject to any concentration of credit risk.

Accounts receivable from distribution and licensing of proprietary exploitation rights of feature films and television programs are subject to credit risk. The risk is mitigated because the Company enters into license and distribution contracts with many major international broadcasters and distributors.

Accounts receivable from Canadian federal government and other government agencies in connection with production on financing represents 15% of the total accounts receivable balance at August 31, 2002 and 2001. The Company believes that there is minimal risk associated with the collection of these amounts.

23. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators used for the computation of the basic and diluted earnings per share amounts:

	2002	2001	2000
[thousands of Canadian dollars except share amounts]	$	$	$

Net income (loss) for the year [numerator]	(166,037)	128,167	155,984

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding — basic	42,621	41,539	33,379
Effect of dilutive securities	—	280	491

Weighted average number of shares outstanding — diluted	42,621	41,819	33,870

24. CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the consolidated statements of cash flows are as follows:

[i]	Net change in non-cash working capital balances related to operations consists of the following:

	2002	2001	2000
[thousands of Canadian dollars]	$	$	$

Accounts receivable	12,748	(17,032)	(6,742)
Prepaid expenses and other	3,913	1,024	1,896
Inventories	2,665	(7,690)	—
Accounts payable and accrued liabilities	21,536	(3,029)	18,851
Income taxes payable	(19,019)	12,899	5,742

	21,843	(13,828)	19,747

[ii]	Interest paid, interest received, dividends received and income taxes paid and classified as operating activities are as follows:

	2002	2001	2000
[thousands of Canadian dollars]	$	$	$

Interest paid	32,349	47,238	36,102
Interest received	2,573	8,313	9,728
Dividends received	1,597	826	1,190
Income taxes paid	49,791	35,400	3,357

[iii]	Non-cash transactions

The consolidated statements of cash flows exclude the following non-cash transactions:

	2002	2001	2000
	$	$	$

Common shares issued on acquisitions [note 3]	—	211,022	199,855
Accounts payable and accrued liabilities relating to capital assets	—	4,054	—

25.     RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with United States generally accepted accounting principles [“U.S. GAAP”].

[a]	Reconciliation to U.S. GAAP

	2002	2001	2000
[thousands of Canadian dollars]	$	$	$

Net income (loss) using Canadian GAAP	(166,037)	128,167	155,984
Add (deduct) adjustments for
Deferred charges [1]	(1,294)	(10,134)	431
Foreign exchange gains (losses) [2]	(3,262)	(804)	4,066
Equity in earnings of investees [3]	—	1,283	7,692
Dividend income [3]	—	(690)	—
Transaction gain (loss) [5]	(1,385)	4,617	—
Reversal of net derivative loss deferred in other comprehensive income [5]	—	(1,996)	—
Adoption of SOP 00-2 [6]	(13,473)	5,418	—
Adoption of FAS 142 [7]	(150,000)	—	—
Income tax effect of adjustments	5,112	4,525	(6,828)

Net income (loss) using U.S. GAAP	(330,339)	130,386	161,345
Unrealized gains (losses) on investments classified as available for sale, net of tax [4]	(647)	(13,369)	4,040
Realized gains (losses) on investments classified as available for sale, net of tax	5,605	—	(19,781)
Unrealized gain (loss) on derivative contracts [5]	23,573	(16,661)	—
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	546	940	—

Comprehensive income (loss) using U.S. GAAP	(301,262)	101,296	145,604

	2002	2001	2000
	$	$	$

Net income (loss) per share prior to cumulative catch-up using U.S. GAAP
Basic	(4.01)	3.03	—
Diluted	(4.01)	3.01	—
Net income (loss) per share related to cumulative catch-up using U.S. GAAP
Basic	(3.74)	0.11	—
Diluted	(3.74)	0.11	—
Net income (loss) per share using U.S. GAAP
Basic	(7.75)	3.14	4.83
Diluted	(7.75)	3.12	4.76
Comprehensive income (loss) per share using U.S. GAAP
Basic	(7.07)	2.44	4.36
Diluted	(7.07)	2.42	4.30

Balance sheet items using U.S. GAAP

	2002		2001

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
[thousands of Canadian dollars]	$	$	$	$

Investments and other assets [3]	84,755	87,576	319,754	312,490
Film investments [6]	140,601	140,601	146,583	160,056
Deferred charges [1]	37,486	23,140	36,947	14,822
Broadcast licenses, other intangibles and goodwill [6]	1,263,967	1,259,213	1,353,771	1,349,017
Deferred credits [2]	76,631	57,181	56,244	52,982
Securitized borrowing [5]	—	—	89,500	90,000
Interest rate swap liability [5]	—	11,318	—	5,067
Future tax liability	150,177	148,092	150,942	148,258
Shareholders’ equity	851,015	844,952	1,167,607	1,147,315

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2002	2001
[thousands of Canadian dollars]	$	$

Deferred charges [1] and [5]	(8,608)	(7,570)
Foreign exchange gains [2]	—	2,517
Equity in earnings of investees [3]	4,758	4,758
Adoption of SOP 00-2 [6]	(4,754)	4,608
Accumulated other comprehensive income:
Unrealized losses on investments [4]	(4,371)	(9,329)
Unrealized gain (loss) on derivative contracts [5]	6,912	(15,276)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	1,486	940

Total cumulative adjustments on shareholders’ equity	(4,577)	(19,352)

Areas of material difference between Canadian GAAP and U.S. GAAP and their impact on the consolidated financial statements are as follows:

[1]	Deferred charges

Start-up costs of new specialty programming networks and costs associated with reformatting radio stations are deferred and amortized under Canadian GAAP. Under U.S. GAAP, these costs are expensed as incurred.

[2]	Foreign exchange gains (losses)

Foreign exchange gains (losses) on translation of long-term debt are deferred and not amortized as a result of there being an effective hedge in place under Canadian GAAP. Under U.S. GAAP, gains (losses) are to be included in income when incurred.

[3]	Equity in earnings of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect U.S. GAAP. Under Canadian GAAP, the investment in Nelvana’s 20% interest in TELETOON Canada Inc. in fiscal 2001 and WIC in fiscal 2000 were accounted for using the cost method of accounting until CRTC approval was received for the transactions. When the Company received CRTC approval, the amount in the accounts under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under U.S. GAAP, equity accounting for the investments was done retroactively to the date the Company first acquired shares in Nelvana and WIC.

[4]	Unrealized gains (losses) on investments

Under U.S. GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related deferred income taxes. Under Canadian GAAP, these investments are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

[5]	Derivative instruments and hedging activities

Under U.S. GAAP, all derivative instruments are to be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or deferred in other comprehensive income until the hedged item is recognized in income.

[6]	Adoption of SOP 00-2

Under Canadian GAAP, adoption of a new accounting standard is applied retroactively including a revision to the purchase price equation for the Nelvana acquisition. Under U.S. GAAP, the adoption of SOP 00-2 is reflected in the statement of income of the adoption year. As such, under U.S. GAAP the effect of the adoption of SOP 00-2 is reflected as a cumulative catch-up adjustment in income of fiscal 2002. The increased amortization from adopting these accounting policies retroactively under Canadian GAAP has therefore been added back in the determination of pro forma net income under U.S. GAAP for the year ended August 31, 2001.

Accounting for SOP 00-2 also gives rise to a balance sheet difference. Under Canadian GAAP the adjustment to broadcast licenses, other intangibles and goodwill is recorded retroactively, with an adjustment to opening consolidated retained earnings which therefore impacts the 2001 consolidated balance sheet. Under U.S. GAAP, the adjustment is applied as a cumulative adjustment to the current year’s consolidated income which therefore impacts the broadcast licenses, other intangibles and goodwill balance in 2002.

[7]	Adoption of FAS 142

Under Canadian GAAP, adoption of a new accounting standard is applied retroactively as an adjustment to retained earnings. Under U.S. GAAP, the adoption of FAS 142 is reflected in the statement of income of the adoption year. As such, under U.S. GAAP, the effect of the adoption of FAS 142 is reflected as a cumulative catch-up adjustment in income of fiscal 2002.

[b]	Consolidated statements of cash flows

Under U.S. GAAP, cash flow from operations per share cannot be reported in the consolidated statements of cash flows.

[c]	Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25 in accounting for common share options granted to employees and officers for U.S. GAAP purposes. Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation”, the net loss for the year ended August 31, 2002 would have increased by $7,243,000 to $173,280,000, or a loss of $4.07 per share [2001 - would have decreased by $5,305,000 to $125,081,000, or earnings of $2.99 per share].

The fair value of stock options granted in fiscal 2002 was $11,831,000 [2001 - $26,570,000] and is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0.0%
Risk-free interest rate	4.88%
Expected life	5 years
Expected volatility	42%

[d] Recent accounting pronouncements

[i]	Impairment of long-lived assets

In August 2001, the Financial Accounting Standards Board [“FASB”] approved Statement No. 144 [“FAS 144”], “Impairment of Long-Lived Assets”. FAS 144 requires that in cases where undiscounted expected cash flows associated with long-lived assets are less than their carrying value, an impairment provision is recognized in an amount by which the carrying value exceeds the estimated fair value of such assets. FAS 144 will be applicable for fiscal years beginning after December 15, 2001. The Company has not yet determined the impact that the adoption of this pronouncement will have on its consolidated financial statements.

[ii]	Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” [“SFAS 146”], which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force [“EITF”] Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity [including Certain Costs Incurred in a Restructuring].”

SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS 146 is that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability in FASB Statement No. 6. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged.

The Company has not estimated the impact that this pronouncement will have on its consolidated financial statements.

26. GOVERNMENT FINANCING AND ASSISTANCE

Revenues include $1,893,000 [2001 - $1,800,000] of production financing obtained from government programs. This financing provides a supplement to a production series’ Canadian license fees and is not repayable. As well, revenues include $1,224,000 [2001 - $791,000] of government grants relating to the marketing of books in both Canada and international markets. The majority of the grants is repayable if the average profit margin for the three-year period following receipt of the funds equals or is greater than 10%.

27. COMMITMENTS

The Company has various long-term operating lease agreements for the use of transmission facilities and premises in each of the next five years and thereafter as follows:

[thousands of Canadian dollars]	$

2003	17,657
2004	16,654
2005	13,334
2006	12,286
2007	11,897
Thereafter	39,772

111,600

Acquisition commitments are outlined in note 3 to these consolidated financial statements. Rental expenses recognized in operating, general and administrative expenses totalled approximately $10,460,000 [2001 — $10,433,000; 2000 — $3,556,000].

28. RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course of business with entities which are subject to common voting control and with entities over which the Company exercises significant influence. These transactions, measured at the exchange amount which is the amount of consideration established and agreed to by the related parties and having normal trade terms, are as follows:

	2002	2001
[thousands of Canadian dollars]	$	$

Revenues Cable service subscriber fees and advertising	96,511	68,140
Sales representation fees	1,923	1,430
Production and distribution	5,352	4,462
Other	600	629
Expenses
Digital music subscriber fees	1,933	3,264
Cable and satellite system distribution access fees	5,153	6,902
Administrative service fees	1,824	2,049

Amounts due from (to) affiliated companies are as follows
Cable service subscriber fees and advertising	15,962	9,431
Sales representation fees	959	713
Production and distribution	4,588	3,738
Other	184	88
Digital music subscriber fees	—	(503)
Cable and satellite system distribution access fees	(447)	(654)
Program rights payable	—	(907)
Administrative service fees	(49)	(206)

Included in other investments [note 8] are loans of $2,678,000 made to certain executive officers of the Company for housing or investment purposes. The loans are secured by charges on the officers’ personal residence and/or by related investment. The loans are non-interest bearing and are due between April 2, 2007 and October 31, 2012.

29. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.